ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

c/o Beeland Management Company, L.L.C.

141 West Jackson Blvd., 1340A

Chicago, Illinois 60604

September 20, 2010

Mr. Adam F. Turk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Rogers International Raw Materials Fund, L.P. (the “Company”) Pre-Effective Amendment No. 1 to the
Registration Statement on Form S-1 (File No. 333-166849)

Dear Mr. Turk:

We hereby request that the effective date for the Company’s Registration Statement (File No. 333-166849) be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on September 22, 2010, at 5:00 p.m. in Washington, D.C., or as soon thereafter as reasonably practicable.

Very truly yours,

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.			UHLMANN PRICE SECURITIES, LLC

By:	Beeland Management Company, L.L.C., its General Partner		By:	/s/ James Baer
				Name:	James Baer
By:	/s/ Walter Thomas Price, III			Title:	President

	Name:	Walter Thomas Price, III
	Title:	Managing Member

Rogers International Raw Materials Fund, L.P. hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

By:	Beeland Management Company, L.L.C., its General Partner

By:	/s/ Walter Thomas Price, III

	Name:	Walter Thomas Price, III
	Title:	Managing Member